[Akorn Inc. Letterhead]
October 13, 2006
VIA FACSIMILE & U.S. MAIL
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E., Mail Stop 6010
Washington, D.C. 20549

Re:	Akorn, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Quarterly Period Ended March 31, 2006
File No. 001-32360
Dear Mr. Rosenberg:
     This letter has been prepared in response to your oral comments provided to us telephonically by Tabatha Akins on October 6, 2006, with regard to the above-referenced Form 10-K and Form 10-Q. Our responses to these comments are addressed sequentially below.
Form 10-K for the Fiscal Year Ended December 31. 2005
Item 8. Financial Statements and Supplementary Data. page 32
Notes to Consolidated Financial Statements. page 38
Note C — Allowance for Customer Deductions, page 42
     Comment:
     1. We note your response to our previous comment 1. We have the following comment:
Management reviews actual experience for sales deduction items. To insure reasonableness of their reviews at the end of each reporting period, tell us whether these reviews resulted in material adjustments to sales deduction items, if so, please provide us with the disclosure contemplated by the penultimate paragraph in

Mr. Jim B. Rosenberg
October 12, 2006

Section 501.14 of the codification of financial reporting practices and confirm in writing that you will provide those disclosures in future filings.
     Response:
     Our reviews of actual experience for sales deduction items at the end of each reporting period have not resulted in material adjustments to estimated reserves for these sales deduction items. If these reviews result in material adjustments to sales deduction items in the future, we will provide the disclosure as contemplated by the penultimate paragraph in Section 501.14 of the codification of financial reporting practices in our future filings.
     In our prior response, we described our methodology for estimating chargebacks and returns and our accounting policy for reviewing these reserve estimates for reasonability at the end of each reporting period. We continue to review and update our estimates and assumptions based on actual experience each quarter. Further, we have not experienced significant revisions in the projected percentage versus the actual percentage, when calculated as a function of net revenues for our products. We believe that our methodology for calculating and disclosing critical accounting estimates is reasonable and fundamentally sound.
     We believe our reserve estimates for rebates, cash discounts and bad debts each fall within a relatively narrow range of predictability and our existing disclosures are appropriate. These factors are also reviewed on an ongoing basis each quarter to ensure the percentage calculations are sound and consistent with our accounting policy. We confirm that we will include in our Form 10-Q, for the quarterly period ended September 30, 2006, the following disclosures for chargebacks and sales returns:
Chargebacks
     We enter contractual agreements with certain third parties such as hospitals and group-purchasing organizations to sell certain products at predetermined prices. The parties have elected to have these contracts administered through wholesalers that buy the product from us and subsequently sell it to those third parties. When a wholesaler sells products to one of these third parties that are subject to a contractual price agreement, the difference between the price paid to us by the wholesaler and the price under the specific contract is charged back to us by the wholesaler.
     We track sales and submitted chargebacks by product number and contract for each wholesaler. Utilizing this information, we estimate a chargeback percentage for each product.

Mr. Jim B. Rosenberg
October 12, 2006

We reduce gross sales and increase the chargeback allowance by the estimated chargeback amount for each product sold to a wholesaler. We reduce the chargeback allowance when we process a request for a chargeback from a wholesaler. Actual chargebacks processed by the company can vary materially from period to period based upon actual sales volume through our wholesalers. However, our provision for chargebacks is fully reserved for at the time when sales revenues are recognized.
     We obtain certain wholesaler inventory reports to aid in analyzing the reasonableness of the chargeback allowance that will be paid out in the future. We assess the reasonableness of our chargeback allowance by applying the product chargeback percentage based on historical activity to the quantities of inventory on hand per the wholesaler inventory reports and an estimate of any in-transit inventory that is not reported on the wholesaler inventory reports at the end of each reporting period. In accordance with our accounting policy, our estimate of the percentage amount of wholesaler inventory that will ultimately be sold to a third party that is subject to a contractual price agreement is based on a six-quarter trend of such sales through wholesalers. We use this percentage estimate (90% in 2006) until historical trends indicate that a revision should be made.
     On an ongoing basis we evaluate our actual chargeback rate experience and new trends are factored into our estimates each quarter as market conditions change.
Sales returns
     Certain of our products are sold with the customer having the right to return the product within specified periods and guidelines for a variety of reasons, including but not limited to pending expiration dates. Provisions are made at the time of sale based upon tracked historical experience, by customer in some cases. We estimate our product returns reserve based on a historical percentage of returns to sales utilizing a twelve month historical look back period. One-time historical factors or pending new developments that would impact the expected level of returns are taken into account to determine the appropriate reserve estimate at the balance sheet date.
     As part of the evaluation of the balance required, we consider actual returns to date that are in process, the expected impact of any product recalls and the wholesaler’s inventory information to assess the magnitude of unconsumed product that may result in a product return to us in the future. The sales returns level can be impacted by factors such as overall market demand and market competition and availability for substitute products which can increase or decrease the end-user pull through for sales of our products and ultimately impact the level of

Mr. Jim B. Rosenberg
October 12, 2006

product returns. Actual returns experience and trends are factored into our estimates each quarter as market conditions change.
Form 10-Q for the Quarterly Period Ended March 31, 2006
Part I. — Item 1. Financial Statements, page 3
Condensed Consolidated Balance Sheets, page 3
     Comment:
2.	We note your response to our previous comment 4. Confirm that you will include in your Form 10-Q, for the quarterly period ended September 30, 2006, the disclosures you have provided in your responses to that comment. In addition, please provide the disclosure that you intend to include in the Form 10-Q if not in disclosure format.
     Response:
     We confirm that we will include in our Form 10-Q, for the quarterly period ended September 30, 2006, the following disclosure that we provided in our response to the comment:
In the quarter ended March 31, 2006, the Company recorded product warranty expense of approximately $1,159,000 and recognized the corresponding long-term liability for its obligation pertaining to the sale of two injectable antidotes to the Department of Health and Human Services (“HHS”). This obligation provides that the Company will guarantee the stability of the injectable antidotes to HHS for a period of ten years from the shipment date. In the event either of these two products does not retain its stability during this ten year period, the Company is obligated to replace the product at no cost to HHS.

Accordingly, we recognized a contingent liability equal to approximately $1,159,000 for the replacement cost of the injectable antidotes associated with the ten year stability guarantee to HHS in the quarter ended March 31, 2006, when product revenues were recognized for this customer order. Because this obligation represents a long-term liability for the Company, it was recorded under a new line item titled, “Product warranty.”

Mr. Jim B. Rosenberg
October 12, 2006

     We do not intend to include any other disclosure in the Form 10-Q, for the quarterly period ended September 30, 2006, that is not presently in disclosure format.
     Part I. — Item 2. Management’s Discussion and Analysis of Financial Condition... page 15
     Results of Operations, page 16
     Comment:
3.	We note your response to our previous comment 5. Confirm that you will include in your Form 10-Q, for the quarterly period ended September 30, 2006, the disclosures you have provided in your responses to that comment. In addition, please provide the disclosure that you intend to include in the Form 10-Q if not in disclosure format.
     Response:
     We confirm that we will include in our Form 10-Q, for the quarterly period ended September 30, 2006, the following disclosure that we provided in our response to the comment:
On December 30, 2005, the Company received a commercial item award from the Department of HHS for the procurement of two injectable antidotes. These two products were introduced to the Company’s antidote product line under an exclusive license and supply agreement that was executed on November 16, 2004.

The commercial item award provided for a combined total of 450,000 units. In addition, the award contains an option that may be exercised by HHS during a five-year period to purchase an additional one million units. Revenues for this customer order were recognized by the Company in March 2006. For the year ended December 31, 2005, the Company recognized revenues of approximately $44.5 million, and for the quarter ended March 31, 2006, the Company recognized revenues of approximately $29.7 million, including approximately $22.0 million that was recognized from injectable antidote product shipments to HHS.

Mr. Jim B. Rosenberg
October 12, 2006

Our projected outlook statement for 2006 vs. 2005 year-over-year consolidated revenue growth indicated that 2006 revenues will exceed 2005 revenues by approximately 50%. This projected outlook statement for 2006 consolidated revenue growth includes the impact of revenue recognized from the two injectable antidotes that were sold to HHS in the quarter ended March 31, 2006. We do not expect continuing sales of DTPA throughout the remainder of 2006 in the volumes experienced in the first quarter 2006, given the fact that the commercial item award option has a five-year life and there is no assurance when, if ever, the additional volumes will be made, and also that purchases of DTPA from other sources are speculative.
     We do not intend to include any other disclosure in the Form 10-Q, for the quarterly period ended September 30, 2006, that is not presently in disclosure format.
Please let us know if you have any questions or need additional information.
Very truly yours,

/s/ Jeffrey A. Whitnell

Jeffrey A. Whitnell
Chief Financial Officer

cc:	Kurt Kicklighter, Esq.
Carrie Darling, Esq.